EXHIBIT 12 — COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

	Year Ended December 31,

	2002	2001	2000	1999	1998

	(Unaudited)
	(In millions, except for ratios)
Fixed Charges:
Interest expense, including amortization of debt issuance costs	$51.0	$60.2	$65.7	$61.7	$44.8
Estimated interest portion of rents	15.8	16.6	15.0	12.0	4.7
Capitalized interest	8.2	13.2	11.9	8.5	3.8
Preferred stock dividend	—	—	—	—	—
Gross-up of preferred stock dividend as if it were pre-tax	—	—	—	—	—

Total fixed charges as defined	75.0	90.0	92.6	82.2	53.3

Earnings:
Income from continuing operations before income tax expense	273.8	180.9	203.4	183.4	5.6
Total fixed charges as defined	75.0	90.0	92.6	82.2	53.3
Fixed charges not deducted in the determination of income from continuing operations before income tax expense	(8.2)	(13.2)	(11.9)	(8.5)	(3.8)

Total earnings as defined	$340.6	$257.7	$284.1	$257.1	$55.1

Ratio of earnings to fixed charges	4.54	2.86	3.07	3.13	1.03

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